September 30, 2008	Unaudited Interim Consolidated Financial Statements
Suite 1188, 550 Burrard Street Vancouver, British Columbia V6C 2B5 Phone: (604) 687-4018 Fax: (604) 687-4026

Eldorado Gold Corporation

Unaudited Consolidated Balance Sheets

(Expressed in thousands of US dollars)

	September 30,	December 31,
	2008	2007
	$	$
Assets
Current assets
Cash and cash equivalents	51,567	46,014
Restricted cash (note 4)	35,000	65,710
Marketable securities	13,382	1,615
Accounts receivable and other	22,081	28,720
Inventories	75,842	57,525
Derivative contract	-	2,956
Future income taxes	-	959
	197,872	203,499
Restricted cash (note 4)	8,300	8,300
Mining interests (note 11)	625,133	377,705
Other	2,238	2,238
Assets held for sale (note 8)	10,531	-
	844,074	591,742

Liabilities
Current liabilities
Accounts payable and accrued liabilities	42,686	39,943
Debt - current	35,390	65,422
Current portion of asset retirement obligations	-	509
Current portion of future income taxes	1,204	-
	79,280	105,874
Debt - long-term	139	139
Contractual severance obligations	-	1,479
Asset retirement obligations	4,526	8,290
Future income taxes	64,961	26,781
Liabilities held for sale (note 8)	14,820	-
	163,726	142,563

Non-controlling interest	5,397	-

Shareholders* Equity
Share capital (note 5(a))	920,737	753,058
Contributed surplus (note 5(b))	17,279	13,083
Accumulated other comprehensive (loss) income (note 5(c))	(8,821)	214
Deficit	(254,244)	(317,176)
	674,951	449,179
	844,074	591,742

Approved on behalf of the Board of Directors

                (Signed) Robert Gilmore Director                      (Signed) Paul N. Wright Director

Eldorado Gold Corporation

Unaudited Consolidated Statements of Operations and Deficit

For the period ended September 30,

(Expressed in thousands of US dollars except per share amounts)

	Three months ended		Nine months ended
	2008	2007	2008	2007
	$	$	$	$
Revenue
Gold sales	65,013	38,186	213,747	154,610
Interest and other income	2,853	1,852	9,166	5,577
	67,866	40,038	222,913	160,187

Expenses
Operating costs	23,265	16,945	66,061	63,653
Depletion, depreciation and amortization	6,772	4,073	19,108	11,827
General and administrative	6,224	5,756	25,956	17,796
Exploration	7,443	2,823	12,306	8,484
Mine standby costs	-	1,954	2,432	1,954
Asset retirement obligation costs	2,609	80	2,875	240
Foreign exchange loss (gain)	2,286	(1,691)	1,453	(4,345)
Loss (gain) on disposal of assets	1,667	100	1,643	(3,564)
Interest and financing costs	756	807	2,626	2,703
Unrealized loss on derivative contract	739	-	2,217	-
	51,761	30,847	136,677	98,748
Income before income taxes and other items	16,105	9,191	86,236	61,439

Income tax expense
Current	(8,076)	(2,025)	(22,155)	(3,089)
Future	9,701	(1,953)	4,548	(13,824)
	1,625	(3,978)	(17,607)	(16,913)

Non-controlling interest	(690)	-	(5,697)	-

Net income for the period	17,040	5,213	62,932	44,526

Deficit, beginning of period	(271,284)	(314,157)	(317,176)	(353,470)
Deficit, end of period	(254,244)	(308,944)	(254,244)	(308,944)

Weighted average number of shares
outstanding
Basic	363,565	343,867	351,283	342,850
Diluted	365,297	344,979	352,771	344,295

Earnings per share
Basic income per share - US$	0.05	0.02	0.18	0.13
Diluted income per share - US$	0.05	0.02	0.18	0.13

Basic income per share - Cdn$	0.05	0.02	0.18	0.14
Diluted income per share - Cdn$	0.05	0.02	0.18	0.14

Eldorado Gold Corporation

Unaudited Consolidated Statements of Cash Flows

For the period ended September 30,

(Expressed in thousands of US dollars, unless otherwise stated)

	Three months ended		Nine months ended
	2008	2007	2008	2007
	$	$	$	$
Cash flows generated from (used in):

Operating activities
Net earnings for the period	17,040	5,213	62,932	44,526
Items not affecting cash
Asset retirement obligation costs	2,609	80	2,875	240
Contractual severance expense	-	-	-	598
Depletion, depreciation and amortization	6,772	4,073	19,108	11,827
Unrealized foreign exchange loss	-	150	418	515
Future income taxes	(9,701)	1,953	(4,548)	13,824
Loss (gain) on disposal of assets	1,667	100	1,643	(3,564)
Imputed interest and financing costs	11	16	30	50
Stock-based compensation	649	1,854	8,492	6,084
Non-controlling interest	690	-	5,697	-
Unrealized loss on derivative contract	739	-	2,217	-
	20,476	13,439	98,864	74,100
Property reclamation payments	172	(1,996)	(1,225)	(4,638)
Contractual severance payments	(544)	(141)	(803)	(2,051)
Changes in non-cash working capital (note 7)	(18,401)	(6,857)	(8,759)	(9,314)
	1,703	4,445	88,077	58,097

Investing activities
Mining interests
Acquisition of Frontier net of cash received	7,479	-	7,479	-
Capital expenditures	(23,867)	(34,692)	(53,645)	(68,720)
Sales proceeds	5,689	946	6,129	2,308
Marketable securities
Purchases	(21,220)	-	(23,663)	(380)
Disposals	-	-	263	-
Pre-production gold sales capitalized in mining interests	-	-	-	10,052
Non-producing properties under development	(16,056)	(5,361)	(26,044)	(11,778)
Value added taxes recoverable on mining interests	-	413	-	3,874
Restricted cash	25,000	3,450	30,710	(603)
	(22,975)	(35,244)	(58,771)	(65,247)

Financing activities
Capital stock
Issuance of common shares for cash	1,463	1,810	6,726	9,307
Debt
Proceeds	-	10,000	5,000	10,000
Repayment	(25,000)	-	(35,479)	(15,229)
	(23,537)	11,810	(23,753)	4,078
Net increase (decrease) in cash and cash equivalents	(44,809)	(18,989)	5,553	(3,072)
Cash and cash equivalents - beginning of period	96,376	75,884	46,014	59,967
Cash and cash equivalents - end of period	51,567	56,895	51,567	56,895

Supplementary cash flow information (note 7)

Eldorado Gold Corporation

Unaudited Consolidated Statements of Comprehensive Income

For the period ended September 30,

(Expressed in thousands of US dollars, unless otherwise stated)

	Three months ended		Nine months ended
	2008	2007	2008	2007
	$	$	$	$

Net earnings for the period ended September 30,	17,040	5,213	62,932	44,526

Other comprehensive income
Net unrealized losses on available-for-sale
investments (note 5(c))	(10,444)	(32)	(8,821)	(61)
Net realized gain on sale of available-for-sale
investments (note 5(c))	-	-	(61)	-
Reversal on acquisition of Frontier (note 5(c))	(153)	-	(153)	-

Comprehensive income for the period ended September 30,	6,443	5,181	53,897	44,465

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

1.

Nature of operations and basis of presentation

Eldorado Gold Corporation (“Eldorado”, “we” or “the Company”) is a gold exploration, development, mining and production company. We have ongoing exploration and development projects in South America, Eastern Europe and Asia. On July 1, 2006, Eldorado began production in Turkey and on February 1, 2007, Eldorado began production in China. We suspended production in August 2007 at the Kişladağ mine in Turkey, a result of a court injunction. The mine remained shut down throughout the remainder of 2007. The court injunction was removed in February 2008 and the mine restarted production on March 6, 2008. We ceased production operations at the São Bento mine in Brazil in the second quarter of 2007, and reclamation activities have been suspended pending completion of the sale of the mine to AngloGold Ashanti (note 8). On July 7, 2008, we acquired all of the outstanding shares of Frontier Pacific Mining Corporation (“Frontier”) (note 3).

With the exception of changes in accounting policies as outlined in note 2 below, these unaudited interim consolidated financial statements were prepared by Eldorado in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) consistent with those used to prepare Eldorado’s audited consolidated financial statements for the year ended December 31, 2007. As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2007.

In the opinion of management, Eldorado has made all adjustments necessary to present fairly the Company’s consolidated financial position as at September 30, 2008 and the consolidated results of operations, cash flows and comprehensive income for the three- and nine-month periods then ended. These interim results are not necessarily indicative of the results for a full year.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

2.

Changes in accounting policies and new accounting developments

Capital Disclosures – Section 1535

Effective January 1, 2008, the Company adopted Section 1535 “Capital Disclosures”, which requires disclosure of qualitative and quantitative information that enables the users to evaluate the Company’s objectives, policies and processes for managing capital as well as the implications of non-compliance. Disclosures required by this standard are included in note 9.

Inventories – Section 3031

Effective January 1, 2008, the Company adopted Section 3031 “Inventories”. This Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any writedown to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this new accounting policy did not have any impact on the Company’s consolidated financial statements.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

2.

Changes in accounting policies and new accounting developments (continued)

Financial Instruments – Disclosures – Section 3862 and Presentation – Section 3863

Effective January 1, 2008, the Company adopted Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”. These Sections require entities to disclose quantitative and qualitative information in their financial statements that enables users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Disclosures required by these standards are included in note 10.

Goodwill and intangible assets – Section 3064

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective beginning January 1, 2009. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period”, will be withdrawn. This will result in a change to the Company’s accounting for the start-up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset. We are currently assessing the impact of this standard on our consolidated financial statements.

Income statement presentation of tax loss carryforward recognized following an unrealized gain recorded in other comprehensive income – EIC 172

In August 2008, the CICA issued EIC-172, “Income statement presentation of tax loss carryforward recognized following an unrealized gain recorded in other comprehensive income”. This new abstract provides guidance on whether the tax benefit from the recognition of tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. This abstract should be applied retrospectively, with restatement of prior periods from the date of adoption of Section 3855 “Financial Instruments”, for all interim and annual reporting periods ending on or after September 30, 2008. The adoption of this new accounting policy did not have any impact on the Company’s consolidated financial statements.

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (IFRS) over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the transition date for publicly listed companies to use IFRS, which will replace Canadian GAAP. The effective date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While we have begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

3.

Acquisition of Frontier Pacific Mining Corporation

Effective July 7, 2008, the Company completed the acquisition of all of the issued and outstanding common shares of Frontier. As a result, Eldorado acquired a 100% interest in the Perama Hill gold project in Greece and other exploration projects in Peru and Colombia.

Under the terms of the offer, each Frontier common share was exchanged for 0.122 common shares of Eldorado, CA$0.0001 in cash and one Exchange Receipt. Each Exchange Receipt entitles the holder to receive an additional 0.008 Eldorado common shares if, prior to July 1, 2009, a Joint Ministerial Resolution is issued in Greece by the Joint Ministerial Council (comprised of the ministries of the Environment, Agriculture, Development and Health), accepting the Environmental Terms of Reference drafted by the Ministry of Environment regarding the Perama Hill project.

The company issued 20,339,334 Eldorado common shares and paid $16 in cash in connection with this transaction. No value was assigned to the Exchange Receipts as Eldorado considers it to be highly unlikely that the condition for their exchange into Eldorado shares will be met. Acquisition costs of $3,935 were incurred by the Company.

As at the date of the transaction, Eldorado held 4,871,300 common shares of Frontier with a total cost of $3,412.

This transaction has been accounted for as an asset acquisition because Frontier was in the development stage. These consolidated financial statements include 100% of Frontier results from July 7, 2008 to September 30, 2008.

The allocation of the purchase price of the shares of Frontier is summarized in the following table:

Purchase price:	$
Share consideration	158,574
Cash consideration	16
Cost of shares previously acquired	3,412
Transaction costs	3,935
Total purchase price	165,937

Fair value of net assets acquired:
Cash	11,947
Accounts receivables and other	1,135
Other assets	154
Mining interests	204,863
Liabilities	(2,434)
Due to Eldorado	(517)
Future income taxes payable	(49,211)
165,937

At July 6, 2008, Frontier had borrowed $517 from the Company to fund ongoing administration costs. Amounts owing are eliminated on consolidation from July 7, 2008 forward.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

3.

Acquisition of Frontier Pacific Mining Corporation (continued)

Eldorado received net cash proceeds from the Frontier transaction of $7,479. Net cash proceeds result from the cash balance acquired of $11,947 less cash consideration of $16, transaction costs of $3,935 and intercompany debt outstanding of $517.

4.

Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral:

	September 30, 2008 $	December 31, 2007 $
Current:
Collateral account against the HSBC bank loan – Turkey	35,000	55,000
Collateral account against the HSBC bank loan – China	-	10,500
Electricity deposit	-	210
	35,000	65,710
Non-current:
Environmental guarantee deposit	8,300	8,300
	8,300	8,300

The environmental guarantee deposit is held on account with a Turkish bank under environmental and pollution guarantees required by the Turkish Ministry of the Environment. The funds are invested at prevailing bank rates. Interest earned on these deposits is included in interest and other income as presented in the Consolidated Statements of Operations.

5.

Shareholders’ equity

(a)

Authorized share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At September 30, 2008, there were no non-voting common shares outstanding.

Voting common shares	Number of shares	Amount $

Balance, December 31, 2007	344,208,540	753,058

Shares issued in consideration for acquisition of Frontier	20,339,334	158,574
Shares issued upon exercise of share options, for cash	1,604,017	6,726
Estimated fair value of share options exercised	-	2,379

Balance, September 30, 2008	366,151,891	920,737

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

5.

Shareholders’ equity (continued)

(b)

Contributed surplus

The continuity of contributed surplus on the Consolidated Balance Sheet is as follows:

	Contributed surplus attributable to:
	Stock-based compensation $	Other $	Total $

Balance, December 31, 2007	11,989	1,094	13,083

Stock-based compensation	6,575	-	6,575
Options exercised, credited to share capital	(2,379)	-	(2,379)

Balance, September 30, 2008	16,185	1,094	17,279

(c)

Accumulated other comprehensive income

Accumulated other comprehensive income is as follows:

$

Balance, December 31, 2007	214

Unrealized losses on available-for-sale investment	(8,821)
Realized gain on sale of available-for-sale investment	(61)
Reversal on acquisition of Frontier	(153)

Balance, September 30, 2008	(8,821)

6.

Stock-based compensation

(a)

Share option plans

The continuity of share purchase options outstanding is as follows:

	Weighted average exercise price Cdn$	Number of options	Contractual weighted average remaining life (years)

Balance, December 31, 2007	5.36	8,224,279	3.1
Granted	6.60	3,219,000
Exercised	0.31	(1,604,017)
Cancelled	6.55	(15,210)

Balance, September 30, 2008	5.95	9,824,052	3.5

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

6.

Stock-based compensation (continued)

At September 30, 2008, 6,255,535 share purchase options (December 31, 2007 – 5,064,193) with a weighted average exercise price of Cdn$5.58 (December 31, 2007 – Cdn$4.64) had vested and were exercisable.

Options outstanding at September 30, 2008 are as follows:

	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$3.00 to $3.99	1,902,000	1.1	3.57	1,902,000	3.57
$4.00 to $4.99	150,000	3.8	4.82	91,666	4.82
$5.00 to $5.99	1,489,051	3.4	5.40	1,188,204	5.45
$6.00 to $6.99	3,023,000	4.5	6.43	1,099,331	6.41
$7.00 to $7.99	3,260,001	3.9	7.20	1,974,334	7.16

	9,824,052	3.5	5.95	6,255,535	5.58

(b)

Stock-based compensation expense

Stock-based compensation expense incurred to September 30, 2008 has been included in the undernoted expenses in the Consolidated Statements of Operations as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2008 $	2007 $	2008 $	2007 $

Operating costs	189	453	837	1,286
Exploration	189	376	942	872
General and administrative	1,217	1,025	4,796	3,926

	1,595	1,854	6,575	6,084

(c)

Bonus Cash Award Units

As of September 30, 2008, Eldorado had awarded 587,500 Bonus Cash Award Units (“BCAUs”) with a vesting date of February 8, 2008 and 587,500 BCAUs with a vesting date of February 8, 2009. A total of 162,500 BCAUs from the first vesting remained unexercised at September 30, 2008. The carrying value of BCAUs at September 30, 2008 was $908 and is reflected in accrued liabilities on the balance sheet. The related cost in the amount of $1,917 is reflected in “general and administrative expense” in the Consolidated Statements of Operations.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

7.

Supplementary cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
	2008 $	2007 $	2008 $	2007 $

Changes in non-cash working capital
Accounts receivable and other	(670)	348	1,337	(2,627)
Inventories	(8,266)	(5,849)	(10,687)	(9,155)
Accounts payable and accrued liabilities	(9,465)	(1,356)	591	2,468

	(18,401)	(6,857)	(8,759)	(9,314)

Supplementary cash flow information
Income taxes paid	12,701	1,094	21,379	1,094
Interest paid	1,595	1,775	1,854	3,186

8.

Assets held for sale

On October 17, 2008, the Company entered into a binding agreement (“the Agreement”) with AngloGold Ashanti (“AngloGold”) for the sale of all the shares of São Bento Gold Limited (“SBGL”) together with its wholly owned subsidiary São Bento Mineracao S.A., which in turn holds all the assets and liabilities of the São Bento Gold Mine in Minas Gerais State, Brazil (“the Transaction”). The Agreement is subject to regulatory approvals in Brazil and the Republic of South Africa. Under the terms of the Agreement, AngloGold will acquire all the shares of SBGL for a total consideration of $70 million, to be paid in American Depositary Shares (“ADS”) of AngloGold that will be freely tradeable on the New York Stock Exchange. Eldorado’s Vila Nova Iron Ore Project and certain pieces of underground equipment are excluded from the Transaction. The São Bento Gold Mine ceased operations in the second quarter of 2007.

The assets held for sale and related liabilities as at September 30, 2008 are as follows:

September 30, 2008 $
Assets
Accounts receivables and other	2,662
Inventories	667
Derivative contract	739
Mineral interest	6,463
Total assets held for sale	10,531

Liabilities
Accounts payable and accrued liabilities	3,903
Contractual severance obligations	676
Asset retirement obligations	5,922
Future income taxes	4,319
Total liabilities held for sale	14,820

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

9.

Capital disclosure

Eldorado’s objectives when managing capital are to:

a)

safeguard our ability to continue as a going concern,

b)

have sufficient capital to develop our mining projects and take them into production, and

c)

meet external capital requirements on our credit facilities.

The Company monitors capital based on the debt to adjusted capital ratio. Debt is total debt shown on the balance sheet. Adjusted capital includes all components of shareholders’ equity, which includes accumulated comprehensive income, share capital, contributed surplus and deficit.

Eldorado’s strategy is to keep the debt to adjusted capital ratio below 40%. The debt to adjusted capital ratio at September 30, 2008 and December 31, 2007 was 5.24% and 14.60% respectively.

10.

Financial instruments

a)

Fair value

The fair value of financial instruments at September 30, 2008 and December 31, 2007 is summarized as follows:

	September 30, 2008		December 31, 2007
	Carrying amount	Fair value	Carrying amount	Fair value

	$	$	$	$
Financial Assets

Held for trading
Cash and cash equivalents	51,567	51,567	46,014	46,014
Restricted cash	43,300	43,300	74,010	74,010
Marketable securities	119	119	-	-
Accounts receivable and other (1)	24,743	24,743	28,720	28,720
Derivative contract (1)	739	739	2,956	2,956

Available for sale
Marketable securities	13,263	13,263	1,615	1,615

Financial Liabilities

Accounts payable and accrued liabilities (1)	46,589	46,589	39,943	39,943
Debt	35,529	35,529	65,561	65,561

(1) Amounts for September 30, 2008 include financial assets and liabilities classified as held for sale (note 8).

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

10.

Financial instruments (continued)

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments.

Derivative financial instruments are reported at fair value, with unrealized gains or losses included in earnings. Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from the markets.

The derivative contract fair value was calculated based on a capital asset pricing model (“CAPM”) to estimate the forward price of Brazilian electricity for 2008, adjusted by the Brazilian real and US dollar forward exchange rates and then discounted for time value.

b)

Financial risk management

Eldorado’s activities expose it to a variety of financial risks, including credit risk, foreign exchange risk, interest rate risk, gold price risk and liquidity risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. Eldorado deposits its cash and cash equivalents, including restricted cash, with high credit quality financial institutions as determined by ratings agencies.

Currency risk

The Company operates in numerous countries, including Canada, Turkey, China and Brazil, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Eldorado’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian dollars, Turkish liras, Chinese renminbi and Brazilian real) and are therefore subject to fluctuation against the US dollar.

We held the following balances in foreign currency as at September 30, 2008:

	Canadian dollar	Euro	Turkish lira	Chinese renminbi	Brazilian real	Peruvian sol

Cash and cash equivalents	4,764	132	1,509	124,686	8,551	677
Accounts receivable	2,602	21	13,805	39,475	-	-
Accounts payable and accrued liabilities	(5,491)	(96)	(16,962)	(145,304)	-	(84)
Net balance	1,875	57	(1,648)	18,857	8,551	593

Equivalent in US dollars	1,704	79	(1,338)	2,906	4,467	199

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

10.

Financial instruments (continued)

Based on the balances as at September 30, 2008, a 1% increase (decrease) in the exchange rates on that date would have resulted in a (decrease) increase of approximately $80 in earnings before income. There would be no effect in other comprehensive income.

Our cash flows from our operations are exposed to foreign exchange risk, as commodity sales are set in US dollars and a certain amount of our operating expenses are in the currency of the country in which our mining operations take place.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. Eldorado’s debt is not exposed to interest rate cash flow risk as the interest rate has been fixed at the time of each drawdown.

Gold price risk and other price risk

Eldorado is subject to price risk for fluctuations in the market price of gold. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities. We have elected not to actively manage our exposure to gold price risk at this time. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in the price of gold.

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices. Eldorado’s other price risk includes equity price risk and energy price risk, whereby the Company’s investments in marketable securities and derivative contracts, respectively, are subject to market price fluctuation.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances and by appropriately using its lines of credit. Our treasury department monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities.

As at September 30, 2008, Eldorado had $3,206 of purchase obligations with respect to its normal course of business and $9,423 in capital commitments for the remainder of 2008.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

11.

Segmented information

During the period ended September 30, 2008, Eldorado had four reporting segments. The Brazil reporting segment includes the development activities of the Vila Nova project and exploration activities in Brazil. The Turkey reporting segment includes the operations of the Kişladağ mine, development activities of the Efemçukuru project and exploration activities in Turkey. The China reporting segment includes the operations of the Tanjianshan mine and exploration activities in China. The Greece reporting segment includes development activities on the Perama Hill project. The other reporting segment includes the operations of the Company’s corporate office and exploration activities in other countries.

	September 30, 2008

	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Net mining interests
Producing	192,602	155,381	299	107	1,202	349,591
Non-producing	45,949	-	24,075	195,538	9,980	275,542

	238,551	155,381	24,374	195,645	11,182	625,133

	December 31, 2007

	Turkey $	China $	Brazil $	Other $	Total $

Net mining interests
Producing	175,888	149,267	7,919	956	334,030
Non-producing	38,358	-	5,317	-	43,675

	214,246	149,267	13,236	956	377,705

Operations

	For the three months ended September 30, 2008

	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Revenue
Gold sales	41,048	23,965	-	-	-	65,013
Interest and other income	280	82	2,298	-	193	2,853
	41,328	24,047	2,298	-	193	67,866
Expenses except the undernoted	13,782	12,861	7,187	(334)	4,050	37,546
Depletion, depreciation and amortization	2,234	4,384	63	-	91	6,772
Exploration	5,847	47	852	-	697	7,443

Income (loss) before tax and other items	19,465	6,755	(5,804)	334	(4,645)	16,105
Income tax expense (recovery)	(2,696)	(1,366)	5,708	-	(21)	1,625
Non-controlling interest	-	(690)	-	-	-	(690)

Net income (loss)	16,769	4,699	(96)	334	(4,666)	17,040

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

11.

Segmented information (continued)

	For the nine months ended September 30, 2008

	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Revenue
Gold sales	114,292	99,455	-	-	-	213,747
Interest and other income	648	308	6,605	-	1,605	9,166
	114,940	99,763	6,605	-	1,605	222,913
Expenses except the undernoted	39,257	39,222	8,759	(334)	18,359	105,263
Depletion, depreciation and amortization	5,333	13,452	63	-	260	19,108
Exploration	9,016	234	1,646	-	1,410	12,306

Income (loss) before tax and other items	61,334	46,855	(3,863)	334	(18,424)	86,236
Income tax expense (recovery)	(11,167)	(8,928)	2,557	-	(69)	(17,607)
Non-controlling interest	-	(5,697)	-	-	-	(5,697)

Net income (loss)	50,167	32,230	(1,306)	334	(18,493)	62,932

	For the three months ended September 30, 2007

	Turkey $	China $	Brazil $	Other $	Total $

Revenue
Gold sales	17,809	20,377	-	-	38,186
Interest and other income	503	23	136	1,190	1,852
	18,312	20,400	136	1,190	40,038
Expenses except the undernoted	8,985	12,601	(1,093)	3,358	23,851
Depletion, depreciation and amortization	857	3,141	-	75	4,073
Exploration	1,414	38	969	402	2,823
Loss (gain) on disposal of assets	-	-	-	100	100

Income (loss) before tax	7,056	4,620	260	(2,745)	9,191
Income tax expense (recovery)	(2,793)	(16)	(1,199)	30	(3,978)

Net income (loss)	4,263	4,604	(939)	(2,715)	5,213

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

11.

Segmented information (continued)

	For the nine months ended September 30, 2007

	Turkey $	China $	Brazil $	Other $	Total $

Revenue
Gold sales	94,219	53,484	6,907	-	154,610
Interest and other income	1,588	94	314	3,581	5,577
	95,807	53,578	7,221	3,581	160,187
Expenses except the undernoted	33,934	33,998	3,119	10,950	82,001
Depletion, depreciation and amortization	4,092	7,526	-	209	11,827
Exploration	4,525	78	2,863	1,018	8,484
Gain on disposal of assets	-	-	(3,341)	(223)	(3,564)

Income (loss) before tax	53,256	11,976	4,580	(8,373)	61,439
Income tax expense	(13,284)	(182)	(3,432)	(15)	(16,913)

Net income (loss)	39,972	11,794	1,148	(8,388)	44,526